UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023.

Commission File Number 001-40626

VTEX
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

125 Kingsway, WC2B 6NH
 London, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

PART I - FINANCIAL INFORMATION

Item 1 -       Financial Statements

Index to Financial Statements
VTEX

Consolidated Financial Statements

Consolidated Balance Sheets

Consolidated Statements of Profit or Loss

Consolidated Statements of Changes in Shareholder’s Equity

Consolidated Statements of Cash Flows

Notes to the consolidated Financial Statements

VTEX
Consolidated balance sheets
In thousands of U.S. dollars, unless otherwise indicated

	December 31, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	24,394	121,006
Restricted cash	1,608	1,183
Marketable securities and short-term investments	214,164	177,191
Trade receivables	36,844	34,682
Recoverable taxes	5,122	6,881
Deferred commissions	663	263
Prepaid expenses	4,152	7,911
Derivative financial instruments	117	-
Other current assets	93	399
Total current assets	287,157	349,516

Non-current assets
Trade receivables	5,432	6,143
Deferred tax assets	17,710	12,572
Prepaid expenses	204	343
Recoverable taxes	3,334	556
Deferred commissions	1,790	1,246
Other non-current assets	957	435
Right-of-use assets	4,818	5,183
Property and equipment, net	3,909	4,711
Intangible assets, net	31,210	33,644
Investments in joint venture	1,152	621
Total non-current assets	70,516	65,454
Total assets	357,673	414,970

The above consolidated balance sheets should be read in conjunction with the accompanying notes.

VTEX
Consolidated balance sheets
In thousands of U.S. dollars, unless otherwise indicated

	December 31, 2022	December 31, 2021
LIABILITIES
Current liabilities
Accounts payable and accrued expenses	34,136	29,537
Loans and financing	1,153	2,087
Taxes payable	4,128	5,035
Lease liabilities	1,898	1,105
Deferred revenue	20,332	16,598
Derivative financial instruments	-	133
Accounts payable from acquisition of subsidiaries	299	4,260
Other current liabilities	70	133
Total current liabilities	62,016	58,888

Non-current liabilities
Accounts payable and accrued expenses	511	1,977
Loans and financing	-	1,192
Taxes payable	160	160
Lease liabilities	3,737	4,886
Accounts payable from acquisition of subsidiaries	-	2,163
Deferred revenue	13,923	16,204
Deferred tax liabilities	2,464	2,045
Other non-current liabilities	185	266
Total non-current liabilities	20,980	28,893

EQUITY
Issued Capital	19	19
Capital reserve	390,885	390,466
Other reserves	127	652
Accumulated losses	(116,373)	(63,955)
Equity attributable to VTEX’s shareholders	274,658	327,182
Non-controlling interests	19	7
Total shareholders’ equity	274,677	327,189
Total liabilities and equity	357,673	414,970

The above consolidated balance sheets should be read in conjunction with the accompanying notes.

VTEX
Consolidated statements of profit or loss
In thousands of U.S. dollars, unless otherwise indicated

	Three months ended (unaudited)		Twelve months ended
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021

Subscription revenue	42,732	34,529	148,475	118,466
Services revenue	2,753	2,587	9,145	7,307
Total revenue	45,485	37,116	157,620	125,773

Subscription cost	(11,491)	(10,469)	(41,408)	(38,380)
Services cost	(3,103)	(3,291)	(11,424)	(11,212)
Total cost	(14,594)	(13,760)	(52,832)	(49,592)
Gross profit	30,891	23,356	104,788	76,181

Operating expenses
General and administrative	(7,052)	(6,913)	(28,348)	(31,889)
Sales and marketing	(12,404)	(17,459)	(67,798)	(63,521)
Research and development	(14,059)	(11,915)	(57,205)	(45,186)
Other losses	(402)	(211)	(1,356)	(1,514)
Loss from operations	(3,026)	(13,142)	(49,919)	(65,929)

Financial income	7,645	2,295	23,770	7,414
Financial expense	(4,939)	(3,664)	(31,401)	(12,058)
Financial result, net	2,706	(1,369)	(7,631)	(4,644)

Equity results	347	190	1,106	587

Income (loss) before income tax	27	(14,321)	(56,444)	(69,986)

Income tax

Current	(136)	(35)	(877)	(1,646)
Deferred	(213)	3,731	4,902	11,118
Total income tax	(349)	3,696	4,025	9,472

Net loss for the period	(322)	(10,625)	(52,419)	(60,514)

Attributable to controlling shareholders	(323)	(10,625)	(52,418)	(60,511)
Non-controlling interest	1	-	(1)	(3)

Loss per share
Basic loss per share	(0.002)	(0.056)	(0.275)	(0.333)
Diluted loss per share	(0.002)	(0.056)	(0.275)	(0.333)

The above consolidated statements of profit or loss should be read in conjunction with the accompanying notes.

VTEX
Consolidated statements of changes in shareholders’ equity
In thousands of U.S. dollars, unless otherwise indicated

	Issued capital	Capital reserve	Other reserves	Accumulated losses	Equity attributable to VTEX’s shareholders	Non-controlling interests	Total shareholders’ equity
At January 1, 2021	17	78,945	104	(3,444)	75,622	126	75,748
Net loss for the year	-	-	-	(60,511)	(60,511)	(3)	(60,514)
Other comprehensive income (loss)	-	-	548	-	548	-	548
Total comprehensive loss for the year	-	-	548	(60,511)	(59,963)	(3)	(59,966)
Transactions with owners of the Company					-
Exercise of stock options	-	3,830	-	-	3,830	-	3,830
Issue of ordinary shares as consideration for a business combination	-	1,469	-	-	1,469	-	1,469
Capital contribution	-	1,000	-	-	1,000	-	1,000
Issuance of common shares in initial public offering	2	317,807	-	-	317,809	-	317,809
Share issuance costs	-	(21,491)	-	-	(21,491)	-	(21,491)
Buyback of shares	-	(407)	-	-	(407)	-	(407)
Share-based compensation	-	9,217	-	-	9,217	-	9,217
Transactions with non-controlling interests	-	-	-	-	-	7	7
Acquisition of non-controlling interests	-	96	-	-	96	(123)	(27)
Total transactions with owners of the Company	2	311,521	-	-	311,523	(116)	311,407
At December 31, 2021	19	390,466	652	(63,955)	327,182	7	327,189

At January 1, 2022	19	390,466	652	(63,955)	327,182	7	327,189
Net loss for the year	-	-	-	(52,418)	(52,418)	(1)	(52,419)
Other comprehensive income (loss)	-	-	(525)	-	(525)	-	(525)
Total comprehensive loss for the year	-	-	(525)	(52,418)	(52,943)	(1)	(52,944)
Transactions with owners of the Company					-
Exercise of stock options	-	567	-	-	567	-	567
Issue of ordinary shares as consideration for a business combination	-	3	-	-	3	-	3
Share repurchase program (note 14.2)	-	(12,798)	-	-	(12,798)	-	(12,798)
Share-based compensation	-	12,647	-	-	12,647	-	12,647
Transactions with non-controlling interests	-	-	-	-	-	13	13
Total transactions with owners of the Company	-	419	-	-	419	13	432
At December 31, 2022	19	390,885	127	(116,373)	274,658	19	274,677

The above consolidated statements of changes in shareholders’ equity should be read in conjunction with the accompanying notes.

VTEX
Consolidated statements of cash flows
In thousands of U.S. dollars, unless otherwise indicated

	December 31, 2022	December 31, 2021

Net loss for the year	(52,419)	(60,514)
Adjustments for:
Depreciation and amortization	4,616	4,072
Deferred income tax	(4,902)	(11,118)
Loss on disposal of rights of use, property, equipment, and intangible assets	(9)	54
Expected credit losses from trade receivables	852	887
Share-based compensation	12,202	9,217
Provision for payroll taxes (share-based compensation)	(1,125)	7,611
Adjustment of hyperinflation	5,175	2,274
Equity results	(1,106)	(587)
Fair value (gains) losses	2,522	(1,188)
Other and foreign exchange, net	534	666
Change in operating assets and liabilities
Trade receivables	(3,579)	(16,749)
Recoverable taxes	(671)	(2,692)
Prepaid expenses	3,947	(2,741)
Other assets	(583)	186
Accounts payable and accrued expenses	5,229	7,417
Taxes payable	(1,495)	3,102
Deferred revenue	1,157	12,330
Other liabilities	745	(364)
Cash used in operating activities	(28,910)	(48,137)
Income tax paid	(312)	(4,854)
Net cash used in operating activities	(29,222)	(52,991)
Cash flows from investing activities
Dividends received from joint venture	147	-
Purchase of short-term investment	(111,612)	(177,816)
Redemption of short-term investment	78,011	1,053
Purchase of marketable securities	(9,003)	-
Redemption of marketable securities	-	16,857
Interest and dividend received from short-term investments	1,110	588
Payment of business acquired	(1,692)	(5,712)
Acquisitions of intangible assets	-	(368)
Acquisitions of property and equipment	(340)	(1,383)
Net cash used in investing activities	(43,379)	(166,781)
Cash flows from financing activities
Derivative financial instruments	(746)	-
Changes in restricted cash	(348)	246
Proceeds from the exercise of stock options	567	3,830
Net-settlement of share-based payment	(1,615)	(2,705)
Capital increase	-	1,000
Capital increase - proceeds from initial public offering, net of transaction costs	-	296,318
Buyback of shares	(12,798)	(2,423)
Payment of loans and financing	(2,651)	(10,886)
Interest paid	(56)	(104)
Principal elements of lease payments	(1,263)	(913)
Lease interest paid	(670)	(680)
Net cash provided by (used in) financing activities	(19,580)	283,683
Net increase (decrease) in cash and cash equivalents	(92,181)	63,911
Cash and cash equivalents, beginning of the year	121,006	58,557
Effect of exchange rate changes	(4,431)	(1,462)
Cash and cash equivalents, end of the year	24,394	121,006

Non-cash transactions:
Lease liabilities arising from obtaining right-of-use assets	983	494
Issue of ordinary shares as consideration for a business combination	3	1,469
Unpaid amount related to acquisition of non-controlling interest	-	27
Unpaid amount related to business combinations	-	8,264
Dividends from joint venture used to pay accounts from acquisition of subsidiaries	448	-
Transactions with non-controlling interests	13	7

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

1	General information

VTEX (“VTEX” or the “Company”) and its subsidiaries, or collectively referred to as the “Group”, provide a software-as-a-service digital commerce platform for enterprise brands and retailers. VTEX’s services enable our customers to execute their commerce strategy, including building online stores, integrating and managing orders across channels, and creating marketplaces to sell products from third-party vendors. The platform is also designed to be the operating system for the commerce ecosystem, enabling enterprise brands and retailers to orchestrate their network of consumers, business partners, suppliers, and fulfillment providers in one place with a complete Commerce, Marketplace, and OMS solution. VTEX assists global companies build, manage and deliver native and advanced business-to-business (B2B), business-to-consumer (B2C), and Marketplace commerce experiences with competitive time-to-market.
The Company's shares, under the symbol “VTEX”, are listed on the New York Stock Exchange (“NYSE”).

The following entities are part of the Group and are being consolidated in these unaudited condensed interim financial statements:

Company	Place of business/ country of incorporation	Relationship	Principal business activity	% of Ownership as of December 31,
				2022	2021
VTEX (“VTEX”)	Cayman	Holding	Technology Services
VTEX Informática S.A. (“VTEX ARG”)	Argentina	Subsidiary	Technology Services	100	100
VTEX Brasil Tecnologia para Ecommerce LTDA. (“VTEX Brazil”)	Brazil	Subsidiary	Technology Services	100	100
VTEX Day Eventos Ltda. (“VTEX DAY”)	Brazil	Subsidiary	Production of events	100	100
Loja Integrada Tecnologia para Softwares S.A. (“Loja Integrada”)	Brazil	Subsidiary	Technology Services	99.58	99.87
Suiteshare Tecnologia da Informação S.A (“Suiteshare”) (i)	Brazil	Subsidiary	Technology Services	-	100
VTEX Chile SPA (“VTEX CHI”)	Chile	Subsidiary	Technology Services	100	100
VTEX Colombia Tecnologia para Ecommerce S.A.S. (“VTEX COL”)	Colombia	Subsidiary	Technology Services	100	100
VTEX Commerce Cloud Solutions LLC (“VTEX USA”)	USA	Subsidiary	Technology Services	100	100
VTEX Ecommerce Platform Limited (“VTEX UK”)	UK	Subsidiary	Technology Services	100	100
Soluciones Cloud En Ecommerce S. De R.L. De C.V. (“VTEX MEX”) (ii)	Mexico	Subsidiary	Technology Services	100	99.99
EI Education S.A.P.I de C.V. (“Escuela de Internet or “Escuela”)	Mexico	Subsidiary	Technology Services	100	100
Peru Tecnologia para ECOMMERCE S.A.C. (“VTEX PERU”) (iii)	Peru	Subsidiary	Technology Services	100	100
VTEX Platform España, S.L. ("VTEX ESP") (iv)	Spain	Subsidiary	Technology Services	100	-
VTEX Ecommerce Platform Limited - Sede Secondaria (“VTEX ITA”) (iii)	Italy	Branch	Technology Services	100	100
VTEX Ecommerce Platform Limited London - Sucursala Bucuresti (“VTEX ROM”) (iii)	Romania	Branch	Technology Services	100	100
VTEX Ecommerce Platform Platform Limited – Sucursal em Portugal (“VTEX PORT”) (iii)	Portugal	Branch	Technology Services	100	100

(i) Suiteshare was acquired in April 2021. March 2022 it was merged into VTEX Brazil.
(ii) In May 2021, the Group acquired the non-controlling interest of VTEX MEX.
(iii) VTEX PERU, VTEX ITA, VTEX ROM and VTEX PORT were created in 2021 to fulfill the Group’s operational needs.
(iv) VTEX ESP was created in March/ 2022 to fulfill the Group’s operational needs.

The Group also holds VT Comercio, a joint venture (“JV”) established in July 2019 with a participation of 50%.

 1.1  Initial Public Offering “IPO”

On July 21, 2021, the Company completed its IPO, offering 21,850,000 of its Class A common shares, of which 13,876,702 new shares offered by the Group and other 5,123,298 shares offered by the selling shareholders, and the entire exercise of the underwriter’s option to purchase 2,850,000 newly issued shares.

The initial offering price was US$19.00 per Class A common share, resulting in gross proceeds of US$317,809. The Company received net proceeds of US$296,318 after deducting US$19,863 in underwriting discounts and commissions and US$1,628 of other offering expenses. The Group also recognized in the Profit and loss the amount of US$1,253 related to shares offered by the selling shareholders and other expenses not directly related to the IPO.

The shares offered and sold in the IPO were registered under the Securities Act of 1933, as amended, pursuant to the Company’s Registration Statement on Form F-1 (Registration No. 333-257400), which was declared effective by the Securities and Exchange Commission on July 21, 2021. The common shares began trading on the New York Stock Exchange (“NYSE”) on July 21, 2021, under the symbol “VTEX.”

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

2	Basis of presentation and consolidation

The accounting policies described in detail below have been consistently applied to all periods presented in these consolidated financial statements, unless otherwise stated. The financial statements are applicable for the group consisting of VTEX and its subsidiaries. The accounting policies have been consistently applied by the Group.

a.	Basis for preparation of consolidated financial statements

The consolidated financial statements of the VTEX Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The consolidated financial statements are presented in U.S. dollars (“US$”) which is the functional currency of VTEX (Group’s parent company) and presentation currency of the Group. All amounts have been rounded to the nearest thousands of US$, except when otherwise indicated.

b.	New standards, interpretations, and amendments adopted by the Group

In 2022 the Company has adopted the following new interpretation and amendments: (i) Amendments to IAS 16 - Property, Plant and Equipment; (ii) Amendments to IFRS 3 - Business Combinations; (iii) Annual Improvements to IFRS Standards 2018–2020 and (iv) Onerous Contracts – Cost of Fulfilling a Contract – Amendments to IAS 37.

These amendments had no impact on the consolidated financial statements of the Group.

c.	Critical estimates and accounting judgments

Management has made judgments and estimates that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates. Accounting estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are recognized prospectively.

In preparing these consolidated financial statements, the significant judgments and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those set at the consolidated financial statements for the year ended December 31, 2021. No retrospective adjustments were made.

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

3	Cash and cash equivalents

The breakdown of cash and cash equivalents is as follows:

	December 31, 2022	December 31, 2021
Cash and cash bank deposits	18,930	120,928
Time deposits and other investments	2,271	-
Investment funds	3,193	78
Total	24,394	121,006

4	Marketable securities and short-term investments

	December 31, 2022	December 31, 2021
Marketable securities	10,119	-
Short-term investments	204,045	177,191
Marketable securities and short-term investments	214,164	177,191

 4.1  Marketable securities

The following table shows the changes in the balances:

	2022	2021
Opening balance on January 1	-	16,969
Additions	9,003	-
Redemption	-	(16,857)
Interest received	-	(324)
Accrued interest	1,141	-
Fair value gains (losses)	-	212
Exchange differences	(25)	-
Closing balance on December 31	10,119	-

 4.2  Short-term investments

The following table shows the changes in the balances:

	2022	2021
Opening balance on January 1	177,191	-
Additions	111,612	177,816
Redemption	(78,011)	(1,053)
Fair value gains (losses)	(4,766)	428
Exchange differences	(1,981)	-
Closing balance on December 31	204,045	177,191

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

5	Trade receivables

Trade receivables are as follows:

	December 31, 2022	December 31, 2021
Trade receivables	43,084	41,972
Expected credit losses	(808)	(1,147)
Total trade receivables	42,276	40,825

Current	36,844	34,682
Non-current	5,432	6,143

The changes in expected credit losses for trade receivables are as follows:

	2022	2021
Opening balance on January 1	(1,147)	(649)
Addition, net	(852)	(887)
Addition from acquisition of subsidiaries	-	(100)
Write-off	1,114	429
Exchange differences	77	60
Closing balance on December 31	(808)	(1,147)

The trade receivables by maturity are distributed as follows:

	December 31, 2022	December 31, 2021
Current	39,188	38,456
Overdue:
From 1 to 30 days	2,087	1,251
From 31 to 60 days	454	847
From 61 to 90 days	359	439
From 91 to 120 days	295	113
From 121 to 300 days	701	866
Total	43,084	41,972

6	Current and deferred tax

 6.1  Deferred tax assets

The balance comprises temporary differences attributable to:

	December 31, 2022	December 31, 2021
Loss allowances for financial assets	270	75
Bonus provision	1,712	750
Lease	392	366
Share-based compensation (i)	3,130	3,224
Hyperinflationary adjustments	37	89
Tax loss (ii)	10,513	6,445
Others (iii)	1,656	1,623
Total deferred tax assets	17,710	12,572

(i)	Mainly related to RSU amounts that are treated as temporary differences until the instrument is vested.
(ii)
Tax losses increase is driven mainly by the current investment position of the Brazilian operations. These amounts are expected to be offset in the foreseeable future. In Brazil, tax losses are not subject to statute of limitation and ought to be used observing the limits established by the local tax legislation.

(iii)
Most of the amounts appointed as Others in the deferred tax assets reconciliation correspond to temporary differences arising from operations carried out in Brazil. It refers to provision for sales commission, unrealized exchange variation, adjustments for operations marked to market (MTM), and provision for payment of suppliers. The remainder portion refers to a miscellaneous of items scattered in concepts determined by local tax laws in Argentina, Brazil, Chile, and Colombia.

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

 6.2  Deferred tax liabilities

The balance comprises temporary differences attributable to:

	December 31, 2022	December 31, 2021
Acquisition of subsidiaries	1,409	1,687
Temporary differences	827	283
Others	228	75
Total deferred tax liabilities	2,464	2,045

 6.3  Income Tax expense

	Three months ended (unaudited)		Twelve months ended
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Current tax
Current tax on profits for the year	(136)	(35)	(877)	(1,646)
	(136)	(35)	(877)	(1,646)
Deferred income tax
Decrease (increase) in deferred tax	(213)	3,731	4,902	11,118
	(213)	3,731	4,902	11,118

Income tax	(349)	3,696	4,025	9,472

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

7	Leases

 7.1  Amounts recognized in the balance sheet

The balance sheet shows the following amounts related to leases:

	December 31, 2022	December 31, 2021
Right-of-use assets
Office buildings	4,818	5,183
Total	4,818	5,183

	December 31, 2022	December 31, 2021
Lease liabilities
Current	1,898	1,105
Non-current	3,737	4,886
Total	5,635	5,991

The following table shows the changes in the right-of-use asset and lease liabilities:

	2022	2021
Right-of-use assets
Opening balance on January 1	5,183	5,076
New lease agreements	942	384
Lease agreements from acquired subsidiaries	-	722
Remeasurement	99	494
Depreciation	(1,347)	(1,069)
Write-off	(352)	(110)
Hyperinflation adjustment	5	1
Exchange differences	288	(315)
Closing balance on December 31	4,818	5,183

	2022	2021
Lease liabilities
Opening balance on January 1	5,991	6,153
New lease agreements	942	384
Lease agreements from acquired subsidiaries	-	446
Remeasurement	41	494
Interest added	671	696
Principal elements of lease payments	(1,263)	(913)
Interest payment	(670)	(680)
Write-off	(423)	(111)
Exchange differences	346	(478)
Closing balance on December 31	5,635	5,991

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

 7.2  Amounts recognized in the Statement of profit or loss

The statement of profit or loss presents the following amounts related to leases:

	Three months ended (unaudited)		Twelve months ended
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Depreciation charge of office buildings	371	287	1,347	1,069
Interest expense (included in financial expense)	154	170	671	696
Total	525	457	2,018	1,765

8	Property and equipment, net

Details of the Group’s property and equipment balance are presented below:

	December 31, 2022	December 31, 2021
Leasehold improvements	2,811	2,796
Machinery and equipment	307	279
Furniture and fixture	836	740
Computers and peripherals	4,346	3,987
Accumulated depreciation	(4,391)	(3,091)
Property and equipment, net	3,909	4,711

9	Intangible assets, net

Details of the Group’s intangible assets balance are presented below:

	December 31, 2022	December 31, 2021
Software	4,291	4,091
Trademark	218	207
Intellectual property	2,675	2,540
Customer contracts	9,394	9,336
Goodwill	20,965	21,598
Others	519	493
Accumulated amortization	(6,852)	(4,621)
Intangible assets, net	31,210	33,644

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

10	Accounts payable and accrued expenses

The breakdown of accounts payable and accrued expenses is as follows:

	December 31, 2022	December 31, 2021
Trade payables	14,064	12,668
Accounts payable to related parties	-	27
Social charges	5,537	7,048
Profit-sharing	9,484	7,203
Provision for vacation and benefits	5,506	4,333
Others	56	235
Total	34,647	31,514

Current	34,136	29,537
Non-current	511	1,977

11	Loans and financing

 11.1  Breakdown of loans and financing

Loan and financing operations are summarized as follows:

	Interest rate	Country	Maturity	December 31, 2022	December 31, 2021
BNDES (i)	6.5% p.a (Brazilian Reais)	Brazil	Mar/23	189	891
Itaú (ii)	100% CDI + 2.5% p.a (Brazilian Reais)	Brazil	May/23	964	2,388
Total				1,153	3,279

Current				1,153	2,087
Non-current				-	1,192

(i) In March 2017, the Group raised R$15,577 corresponding to US$5,014 from Brazilian National Bank for Economic and Social Development (BNDES) to finance the development of new ecommerce technologies.
(ii) In June 2019, the Group raised €6,909, corresponding to US$7,782 for working capital purposes. On the same date, a swap was contracted to hedge the amount against foreign exchange rate, designating the financial instrument as a fair value hedge.

 11.2  Changes in loans and financing

	2022	2021
Opening balance on January 1	3,279	6,359
Loans from acquisition of subsidiaries	-	8,038
Payment of loans (i)	(2,651)	(11,002)
Interest charged	62	94
Interest paid	(56)	(104)
Basis adjustment on the fair value hedge (ii)	273	333
Exchange differences	246	(439)
Closing balance on December 31	1,153	3,279

(i)
In 2021 the amount of US$7,919 was paid to a third party at the acquisition date to settle preexisting debts of WorkArea and US$119 was paid to a third party post-acquisition date, which VTEX assumed in the business combination.

(ii)
In June 2019, the subsidiary VTEX BRA designated the loan in euros with Itaú bank as a fair value hedge. Losses on the financial instrument that are measured at fair value have been recognized as a financial expense. Refer to note 18.1(ii) for additional detail.

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

12	Taxes payable

The breakdown of taxes payable is as follows:

	December 31, 2022	December 31, 2021
Income tax payable	673	524
Other taxes payable	3,615	4,671
Total	4,288	5,195

Current	4,128	5,035
Non-current	160	160

13	Contingencies

The Group is party to civil and labor lawsuits involving loss risks. Provisions for losses resulting from lawsuits are estimated and updated by the Group, based on analysis from the Group’s legal advisors.

The breakdown of existing contingencies classified as probable by the Group, based on the evaluation of its legal advisors, which are recognized as a liability, is as follows:

	December 31, 2022	December 31, 2021
Civil	6	17
Labor	95	16
Tax	84	53
Total	185	86

The breakdown of existing contingencies classified as possible by the Group, based on the evaluation of its legal advisors, for which no provision was recognized, is as follows:

	December 31, 2022	December 31, 2021
Civil	118	123
Labor	-	189
Tax	878	10
Total	996	322

On October 9, 2020, Mirakl, Incorporated, filed a complaint for unspecified damages and preliminary and permanent injunctive relief in the United States District Court for the District of Massachusetts against our subsidiary VTEX Commerce Cloud Solutions LLC, or VTEX U.S., and certain of its employees that were formerly employed by the plaintiff.

On April 14, 2021, the court denied the motion to dismiss. On October 4, 2021, the court granted VTEX's motion to appoint an independent expert to manage forensic discovery. On December 31, 2021, the court approved a forensic protocol to be employed by the independent expert. As of December 31, 2022, the parties are conducting discovery. Although VTEX plans to defend itself against such lawsuit, the Company is not able to predict the outcomes of such lawsuit at this current early stage. On December 31, 2022 and 2021, this contingency was classified as possible, however at the end of the reporting period it was not possible to estimate the future cash outflows at this stage of the lawsuit, and, therefore, it was not included in the table above.

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

14	Shareholders’ equity

 14.1  Issued capital

The total share capital is as follows:

	December 31, 2022	December 31, 2021
Number of ordinary nominative shares	188,992,529	191,028,642
Par value	0.0001	0.0001
Total issued capital	19	19

In July 2021, within the completion of the IPO, each of the existing shares (common shares) were converted into Class A or Class B shares. Therefore, the Company now has two classes of common shares: Class A common shares and Class B common shares. The rights of Class A common shares and Class B common shares holders are identical, except to voting, conversion, and transfer restrictions applicable to the Class B common shares. Each Class A common share is entitled to one vote. Each Class B common share is entitled to 10 votes and convertible into one Class A common share as provided in the Articles of Association. Holders of Class A common shares and Class B common shares vote together as a single class on all matters unless otherwise required by law. Refer to note 1.1 for additional details.

 14.2  Capital reserve

Share repurchase program

On August 08, 2022 the Board of Directors authorized the repurchase of shares of the Company's Class A common shares for an aggregate consideration of up to US$30 million and it is scheduled to expire on August 08, 2023. Repurchases under the Company's program may be made from time to time in open market or privately negotiated transactions in accordance with applicable laws, including the Securities and Exchange Commission Rule 10b-18. The timing of repurchases will depend on factors including market conditions and prices, the Company’s liquidity requirements and alternative uses of capital. Any repurchased shares may be canceled or remain available for use in connection with its equity incentive plans and for other corporate purposes.

In 2022, 3,287,960 Class A common shares were repurchased on the program for the amount of US$12,723, and during the last quarter of 2022 the Group canceled 3,206,936 Class A common shares also as part of the program. The Company has also incurred in US$ 75 with transaction costs related to repurchase of shares.

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

On December 31, 2022, the Company holds 81,024 (December 31, 2021 – 0) Class A common shares in treasury.

15	Revenue from services provided

The Group revenue derives mainly from the transfer of services rendered and fees charged as services are provided, therefore, mostly recognized over time. Disaggregation of revenue by major product lines are as follows:

	Three months ended (unaudited)		Twelve months ended
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Subscriptions	46,712	37,668	162,132	129,292
Taxes on subscriptions	(3,980)	(3,139)	(13,657)	(10,826)
Revenue from subscriptions	42,732	34,529	148,475	118,466

Services provided	2,919	2,894	9,799	8,154
Taxes on services	(166)	(307)	(654)	(847)
Services revenue	2,753	2,587	9,145	7,307

Total revenue	45,485	37,116	157,620	125,773

16	Earnings (loss) per share

Basic earnings (loss) per share attributable to common stockholders is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of shares of common stock outstanding during the year.

Diluted earnings per share are computed by affecting all potential weighted average dilutive common stock, including options and restricted stock units.

The following table contains the loss per share of the Group for the three and twelve-month period ended December 31, 2022 and 2021:

	Three months ended (unaudited)		Twelve months ended
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Loss attributable to the stockholders of the Group	(322)	(10,625)	(52,419)	(60,514)
Weighted average number of outstanding common shares (thousands)	190,167	190,983	190,695	181,554
Basic and diluted loss per share	(0.002)	(0.056)	(0.275)	(0.333)

In the three and twelve months period ended December 31, 2022 and 2021, the number of shares used to calculate diluted net loss per share of common stock attributable to common stockholders is the same as the number of shares used to calculate basic net loss per share of common stock attributable to common stockholders for the year presented because the potentially dilutive shares would have been anti-dilutive if included in the calculation. The number of the potentially dilutive shares that would have been anti-dilutive is disclosed in note 17.

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

17	Share-based compensation

 17.1  Share-based compensation: VTEX

Prior to November 2021, certain members of management and employees received share-based compensation under a share option plan and a restricted share plan, or the Pre-IPO plans. Although grants made pursuant to the Pre-IPO plans prior to the adoption of the 2021 Share Plan (as defined below) remain valid, the outstanding pools of the Pre-IPO plans have been canceled and no additional grants may be made. VTEX has awarded 6,368,130 stock options and 1,441,305 restricted share units under the Pre-IPO plans that are currently outstanding and not exercised or settled.

On November 11, 2021, the Board of Directors approved the VTEX 2021 Share Plan, or the 2021 Share Plan, substituting the Pre-IPO plans.

Eligible participants of the 2021 Share Plan include certain members of management and employees. Beneficiaries under 2021 Share Plan may be granted stock options and/or restricted shares units on certain determined criteria. The final eligibility of any beneficiary to participate in the 2021 Share Plan is determined by the Board of Directors.

On November 7, 2022, the Board of Directors amended and restated the 2021 Share Plan and authorized an increase of the number of shares that were available to be issued under the 2021 Share Plan (the “Plan Share Reserve”) to include (i) an additional 2,600,000 Class A common shares to be reserved for issuance to offset an aggregate of approximately 2,600,000 stock options and restricted stock units that were previously granted under Pre-IPO Plans and have been since forfeited or were expected to be forfeited by December 31, 2022.

As of December 31, 2022, VTEX has awarded 3,345,616 stock options and 2,067,889 restricted share units under the 2021 Share Plan that are currently outstanding and not exercised. 515,177 Class A common shares remain available for issuance under the 2021 Share Plan, amended and restated. Pursuant to the terms of the 2021 Share Plan, the Plan Share Reserve automatically renews on the first day of each fiscal year, by a number of Class A common shares equal to (1) 1.8% of the outstanding share capital on the last day of the immediately preceding fiscal year or (2) the number of Class A common shares as otherwise determined by the Board of Directors.

Both stock options and Restricted Stock Units instruments (“RSUs”) are exercisable as long as the director or employee fulfills the worked periods after the options are granted.

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

Set out below are summaries of options granted under the plans:

	Number of options (thousands)	Weighted average exercise price	Remaining contractual terms in years	Weighted average grant date fair value
At December 31, 2021	8,809	4.78	5.37	1.58
Granted during the period	3,910	4.39	-	1.98
Forfeit during the period	(2,508)	7.22	-	3.19
Exercised during the period (i)	(497)	1.14	-	0.46
At December 31, 2022	9,714	4.18	4.37	1.41

Stock options exercisable as of December 31, 2022	3,270	3.82	3.95	1.07

(i) The number of Stock-options withheld for tax purposes was 79 thousand shares (25 thousand shares in 2021).

The fair value of the stock options granted was calculated based on the Binomial Options Pricing Model considering the average contract term. The model inputs for options included:

●	Strike Price - Average price weighted by the quantity granted;
●	Target Asset Price - The trading price closest to the granting date of the options or the trading price derived from an independent valuation report;
●	Risk-Free Interest Rate - US Treasury interest rate, according to the contractual term;
●	Volatility - According to comparable peer entities listed on the stock exchange.

The weighted average inputs used in year ended December 31, 2022:

●	Target Asset Price - US$4.40 per share (December 31, 2021 - US$10.72 per share)
●	Risk-Free Interest Rate – 3.83% (December 31, 2021: 1.14%)
●	Volatility – 55.68% (December 31, 2021: 51.89%)
●	Expected dividend: None

The following table summarizes the RSU granted under the plan:

	Number of RSUs (thousands)	Weighted average grant date fair value
At December 31, 2021	3,001	7.70
RSU granted	2,354	5.94
Forfeit during the period	(940)	7.91
Settled (i)	(906)	5.86
At December 31, 2022	3,509	6.94

(i) The number of RSUs withheld for tax purposes was 234.1 thousand shares (125 thousand shares in 2021).

The fair value of the restricted stock units granted was calculated using the same Target Asset Price used in the Stock Options appraisal model.

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

In November 2022, the Group modified some stock option instruments, changing the original vesting period and exercise price, and migrated some stock option instruments to RSU. Such modifications were carried out to reflect the recent fall in the company’s share price. The total incremental fair value of US$1,527 will be recognized as an expense over the period from the modification date to the end of the vesting period. The expense for the original option granted will continue to be recognized as if the terms had not been modified. The fair value of the modified options was determined using the same models and principles of the original contract.

For the year ended December 31, 2022, there was US$16,538 (US$26,997 in 2021) of remaining unamortized compensation costs, including social charges, related to unvested stock options and RSUs granted to the Group’s employees. This cost will be recognized over an estimated weighted average remaining period of 1.84 years. Total unamortized compensation costs will be adjusted for future changes in estimated forfeitures.

The total expense, including taxes and social charges related to the share-based compensation plan for the year ended December 31, 2022, was US$12,390 (US$18,857 in 2021). For the year ended December 31, 2022, the Group recorded in the capital reserve the amount of US$12,066 (US$8,736 in 2021).

 17.2  Share-based compensation: Loja Integrada

On April 29, 2021, VTEX introduced a new share-based compensation plan to selected directors and employees as a stock-option and RSU plan in Loja Integrada, a subsidiary wholly owned. This share-based compensation plan also has RSU and Stock Options. Under both stock-option plan and RSUs, the options have a term of 7 years as of the grant date. They are exercisable as long as the director or employee fulfills the worked periods after the options are granted.

Set out below are summaries of options granted under the plan:

	Number of options (thousands)	Weighted average exercise price	Remaining contractual terms in years	Weighted average grant date fair value
At December 31, 2021	23.57	12.37	6.35	5.47
Granted during the period	-	-	-	-
Forfeit during the period	(15.15)	12.78	-	5.82
Exercised during the period	-	-	-	-
At December 31, 2022	8.42	13.48	5.35	5.66

Stock options exercisable as of December 31, 2022	6.31	13.48	5.35	5.49

The fair value of the stock options granted was calculated based on the Binomial Options Pricing Model considering the average contract term. The model inputs for options included:

●	Strike Price - Average price weighted by the quantity granted;
●	Target Asset Price - The trading price closest to the granting date of the options or the trading price derived from an independent valuation report;
●	Risk-Free Interest Rate - Future CDI, according to the contractual term;
●	Volatility - According to comparable peer entities listed on the stock exchange.

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

The weighted average inputs used in the year ended December 31, 2022:

●	Target Asset Price - Not applicable for the period (December 31, 2021 - US$13.06 per share)
●	Risk-free interest rate in Brazilian Reais - Not applicable for the period (December 31, 2021: 8.81%)
●	Volatility - Not applicable for the period (December 31, 2021: 47.69%)
●	Expected dividend: None

The following table summarizes the RSU granted under the plan:

	Number of RSUs (thousands)	Weighted average grant date fair value
At December 31, 2021	83.03	11.22
RSU granted	327.27	6.54
Forfeit during the period	(76.24)	10.70
Settled (i)	(48.78)	9.69
At December 31, 2022	285.28	6.42

(i) The number of RSUs withheld for tax purposes was 8.3 thousand shares.

For the year ended December 31, 2022, there was US$1,026 (2021 – US$942) of remaining unamortized compensation cost, including social charges, related to unvested stock options and RSUs granted to the Group’s employees. This cost will be recognized over an estimated weighted-average remaining period of 1.98 years. Total unamortized compensation costs will be adjusted for future changes in estimated forfeitures.

The total expense, including taxes and social charges related to the Loja Integrada share-based compensation plan for the year ended December 31, 2022, was US$363 (US$728 in 2021). For the year ended December 31, 2022, the Group recorded in the capital reserve the amount of US$581 (US$481 in 2021).

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

17.3  Amounts recognized in the statement of profit or loss

The following table illustrates the classification of stock-based compensation in the Consolidated Statements of profit and loss which includes both stock-based compensation of VTEX and Loja Integrada, which includes social charges and taxes:

	Three months ended (unaudited)		Twelve months ended
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Subscription cost	(164)	(71)	(502)	(696)
Services cost	(88)	(79)	(156)	(376)
General and administrative	(1,476)	(1,008)	(4,366)	(7,087)
Sales and marketing	(1,142)	(610)	(2,885)	(5,530)
Research and development	(1,716)	176	(4,844)	(5,896)
Total	(4,586)	(1,592)	(12,753)	(19,585)

18	Financial Instruments

 18.1  Financial instruments by category

 (i)                 Financial instruments valued at amortized cost

Financial instruments valued at amortized cost represent financial assets and liabilities whose Group’s business model maintained to receive contractual cash flows. The aforementioned comprise exclusively payments of principal and interest on the principal amount outstanding. Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified, or impaired.

The Group has the following financial instruments valued at amortized cost:

	December 31, 2022	December 31, 2021
Financial assets:
Cash and cash equivalents	24,394	121,006
Restricted cash	1,608	1,183
Marketable securities	10,119	-
Trade receivables	42,276	40,825
Total	78,397	163,014

Financial liabilities:
Trade payables	14,064	12,695
Lease liabilities	5,635	5,991
Loans and financing	1,153	3,279
Accounts payable from acquisition of subsidiaries	-	1,470
Total	20,852	23,435

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

 (ii)    Financial instruments valued at fair value through profit or loss

Financial instruments are classified at fair value through profit or loss when this classification significantly reduces a possible measurement or recognition inconsistency (sometimes referred to as “accounting mismatch”) that would occur due to the measurement of assets or liabilities or the recognition of their gains and losses on different bases. Gains/losses on financial instruments that are measured at fair value through profit or loss are recognized as financial income or expense in the profit or loss for the period.

The Group has the following financial instruments valued at fair value through profit or loss:

	Carrying amount
	December 31, 2022	December 31, 2021
Financial assets:
Short-term investments	204,045	177,191
Derivative financial instruments (i)	117	-
Total	204,162	177,191

	Carrying amount
	December 31, 2022	December 31, 2021
Financial liabilities:
Derivative financial instruments	-	133
Accounts payable from acquisition of subsidiary ("earn out")	299	4,953
Total	299	5,086

(i) In 2022, VTEX ARG had positions in future derivative financial instruments raised through Matba Rofex designated as foreing exchange protection hedge for intercompany loans obtained with VTEX UK, with a total notional value of US$5,000 and last maturity date in March 2023.

The Group uses derivative financial instruments to hedge against the risk of change in the foreign exchange rates. Therefore, they are not speculative. The derivative financial instruments designated in hedge operations are initially recognized at fair value on the date on which the derivative contract is executed and are subsequently re-measured to their fair value. Changes in the fair value of any of these derivative instruments are immediately recognized in the income statement under "financial results, net".

For the years ended December 31, 2022 and 2021, the Group had positions in Swap derivative financial instruments designated as a hedge of foreign currency debt, raised through Itaú bank. The hedge contracts had maturity dates equal to those of the loan raised in foreign currency (note 11), which was also raised through Itaú bank. The contract is due May 2023. Additionally, on December 31, 2022, the Group also had positions in future derivative financial instruments designed as a hedge of foreign currency risk related to loans obtained with intercompany transactions. The hedge contracts had maturity dates equal to those of the principal, which was raised through Matba Rofex. The last hedge contract is due March 2023.

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

The following amounts were recognized in profit or loss in relation to financial instruments:

	Three months ended (unaudited)		Twelve months ended
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Net gain (loss) on financial instruments	548	(73)	2,364	(193)

The following amounts were recognized in profit or loss in relation to marketable securities and short-term investments:

	Three months ended (unaudited)		Twelve months ended
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Net gain (loss) on marketable securities and short-term investments	3,675	428	(4,766)	640

a.	Fair value hierarchy

This section provides details about the judgments and estimates made for determining the fair values of the financial instruments recognized and measured at fair value in the financial statements. The Group has classified its financial instruments into the three levels prescribed under the accounting standards to indicate the reliability of the inputs used in determining fair value. An explanation of each level follows underneath the table.

	December 31, 2022
	Level 1	Level 2	Level 3
Assets
Short-term investments	204,045	-	-
Derivative financial instruments	-	117	-

Liabilities
Accounts payable from acquisition of subsidiary ("earn-out")	-	-	299

	December 31, 2021
	Level 1	Level 2	Level 3
Assets
Short-term investments	177,191	-	-

Liabilities
Derivative financial instruments	-	133	-
Accounts payable from acquisition of subsidiary ("earn-out")	-	-	4,953

There were no transfers between levels 1, 2, and 3 for recurring fair value measurements during the third quarter of 2022.

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

The Group’s policy is to recognize transfers into and out of fair value hierarchy levels as at the end of the reporting period.

●
Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

●
Level 2: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

●	Level 3: If one or more of the significant inputs are not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Specific valuation techniques used to value financial instruments could include the use of quoted market prices or dealer quotes for similar instruments:

●	the use of quoted market prices or dealer quotes for similar instruments

●	for interest rate swaps – the present value of the estimated future cash flows based on observable yield curves;

●	for foreign currency forwards - the present value of future cash flows based on the forward exchange rates at the balance sheet date;

The majority of the resulting fair value estimates are included in level 2, except for a contingent consideration payable (“earn-out”), where the fair values have been determined based on present values and the discount rates used were adjusted for counterparty or own credit risk.

Fair value measurements using significant unobservable inputs (level 3)

The fair value of the earn-out classified as level 3 is calculated based on the judgment of the Group and the probability of meeting the goals of each acquisition made during the year. The sale and purchase agreement of each acquisition is established if the clients of the acquired entities migrate to the Groups platform and reach an agreed amount, the seller will be entitled to an earn-out. As at December 31, 2022, the fair value of the earn-out amounts US$299 (December 31, 2021 - US$4,953).

The following table presents the changes in level 3 items for the year ended on December 31, 2022:

	2022	2021
Opening balance on January 1	4,953	542
Acquisitions of subsidiaries	-	6,483
Payments of principal/finance charges - earn-out	(916)	(1,378)
Earn-out adjustment	(3,740)	(785)
Exchange differences	2	91
Closing balance on December 31	299	4,953

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

b.	Fair values of other financial instruments (unrecognized)

The Group also has several financial instruments which are not measured at fair value in the balance sheet. As at December 31, 2022, these instruments’ fair values are not different from their carrying amounts since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature. Differences were identified for the following instruments at December 31, 2022:

	Carrying amount	Fair value
Financial assets:
Marketable securities	10,119	9,948
Total	10,119	9,948

Financial liabilities:
Loans and financing	1,153	990
Total	1,153	990

 18.2  Financial risk management

The risk management of the Group is predominantly controlled by a central treasury department (Group treasury) under policies approved by the board of directors. Group treasury identifies, evaluates, and hedges financial risks in close co-operation with the Group’s operating units. The board provides written principles for overall risk management and policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, the use of derivatives and non-derivative financial instruments, and investment of excess liquidity.

When all relevant criteria have been met, hedge accounting will be applied to remove the accounting mismatch between the hedging instrument and the hedged item. This will effectively result in recognizing interest expense at a fixed interest rate for the hedged floating rate loans and inventory at the fixed foreign currency rate for the hedged purchases.

The consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2022, available in the 20-F filing.

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

19	COVID-19 impact

The COVID-19 pandemic spread rapidly in 2020, with many cases. Measures taken by various governments to contain the virus have affected economic activity. Throughout 2021 commerce has experienced growth, with increasing vaccination and a perspective of return to normalcy. In November 2022, a new wave of COVID-19 hit China, which is evaluating social and sanitary mechanisms to reduce the impact on its economy. The Group has taken several measures to monitor and mitigate the effects of COVID-19, such as safety and health measures for its directors and employees (such as social distancing and working from home).

At this stage, the impact on the Group’s business and results has been positive. As the Group operates in an online environment, we have found increased demand for the products and services.

The Group has not accessed any revolving line of credit or loans nor modified the periods of payments of other financial liabilities. Also, the terms and conditions with customers have remained the same, and because of the business model, there is no expected delay in the collection of trade receivables.

The financial statements are prepared on an ongoing basis, and there is no doubt regarding the Group’s ability to continue it for further periods.

The Group will continue to follow the various government policies in each country in which the Group operates. In parallel, we will do our utmost to continue operations in the best and safest way possible without jeopardizing the health of the Company’s employees.

20	Russian invasion of Ukraine

In late February 2022, Russian military forces launched significant military action against Ukraine and continued sustained conflict and disruption in the region are likely. In response to Russia’s invasion of Ukraine, the United States, the European Union, the United Kingdom and several other countries have imposed far-reaching sanctions and export control restrictions on Russian entities and individuals.

As the Group does not have financial exposure in Russia and Ukraine, the Company has not been impacted by the conflict so far. The Company will continue to monitor this situation to further evaluate possible future impacts on our operations.

21	Subsequent events

During January and February of 2023, the Company has canceled 815,065 Class A common shares, of which 81,024 shares were held in treasury as of December 31, 2022, and 734,041 were repurchased after December 31, 2022, under the repurchase share program.

Item 2 – Management’s discussion and analysis of financial condition and results of operations

This Management's Discussion and Analysis of Financial Condition and Results of Operations section may contain certain forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events may differ significantly from those expressed or implied in such forward-looking statements for several reasons, including those described in our prior filings with the U.S. Securities and Exchange Commission.

The following analysis and discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements as of December 31, 2022 and 2021 included elsewhere in this document.

Overview

VTEX is the enterprise digital commerce platform where global brands and retailers run their world of commerce. Our platform is designed to be the operating system for the commerce ecosystem, enabling enterprise brands and retailers to orchestrate their complex network of consumers, business partners, suppliers, and fulfillment providers in one place. VTEX puts its customers’ business on a fast path to growth with a complete Commerce, Marketplace, and OMS solution. We help global companies build, manage and deliver native and advanced B2B, B2C, and Marketplace commerce experiences with competitive time-to-market and without complexity so they can stay relevant for the modern, convenience driven consumer.

Our platform enables our customers to execute their commerce strategy, including building online stores, integrating and managing orders across channels, and creating marketplaces to sell products from third-party vendors. VTEX has been a leader in accelerating the digital commerce transformation in Latin America and is expanding globally. Our platform is engineered to enterprise-level standards and functionality with approximately 84% of our GMV coming from large, blue-chip companies (i.e. customers with more than US$10 million of GMV per year). We are trusted by more than 2,600 customers with over 3,400 active online stores across 38 countries to connect with their consumers in a meaningful way.

VTEX benefits from the acceleration of digitalization globally, and in particular in Latin America, where ecommerce is still underpenetrated. Accelerating ecommerce growth, evolving consumer expectations and the proliferation of digital shopping alternatives are raising the bar for brands and retailers to stay relevant. Legacy structures developed over years force enterprises to choose between deep customization and speed to market. Our technology combined with our ecosystem of partners solves this problem. We deliver flexibility and simplicity to complex, mission critical commerce operations. VTEX was named a leader in the IDC MarketScape: Worldwide B2C Digital Commerce Platforms 2020 Vendor Assessment, and a “Strong Performer” in the Gartner Peer Insights ‘Voice of the Customer’: Digital Commerce, January 2022 report. We were also recognized as Visionary in the Gartner® Magic Quadrant™ for Digital Commerce, August 2022 report. Additionally, we were named a “Contender” in The Forrester Wave™: B2C Commerce Solutions and VTEX was awarded medals in each one of the 12 categories evaluated in the “Paradigm B2B Combine 2022 Digital Commerce Solutions for B2B, Midmarket edition.”

We offer access to our platform on a subscription basis, which accounted for 93.9% of our revenue for the three months ended December 31, 2022, compared to 93.0% of our revenue for the three months ended December 31, 2021. Our subscription revenue is based on a fixed subscription fee and a transaction-based fee. The transaction-based fee accounts for most of our subscription revenues and is primarily structured as a take rate or percentage of the total value of the orders processed through our platform, including value added taxes and shipping, which we refer to as our GMV. Our transaction-based fee model aligns our success with our customers’ success and our revenue grows as our customers’ GMV grows. In the three months ended December 31, 2022, our GMV increased to US$3.9 billion from US$2.9 billion in the three months ended December 31, 2021 representing an increase of 34.4% in USD and 29.2% on an FX neutral basis. In the same period, our revenue increased to US$45.5 million from US$37.1 million, representing an increase of 22.5% in USD and 19.6% on an FX neutral basis.

Key metric— Gross merchandise value

The key metric we use to measure our performance, identify trends affecting our business, formulate our business plan projections and support our strategic decisions is GMV. Due to the seasonality of ecommerce and the foreign exchange effects resulting from the volatility of the currencies of the jurisdictions where we operate (particularly Latin America countries) vis-à-vis the U.S. Dollar (which is our functional currency), our management compares GMV on a year-over-year and foreign exchange neutral basis. The foreign exchange neutral measures are calculated by using the average monthly exchange rates for each month during the previous year, adjusted by inflation in countries with hyper-inflation, and applying them to the corresponding months of the current year, so as to calculate what our results would have been had exchange rates remained stable from one year to the next.

GMV is the total value of customer orders processed through our platform, including value added taxes and shipping. Our GMV does not include the value of orders processed by our SMB customers or B2B transactions. Due to our transaction-based subscription model, we believe that GMV growth is linked with our revenue growth and we track GMV as an indicator of the success of our customers, the performance of the platform and our market share.

	Three months ended		Twelve months ended
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
	(in millions of U.S. Dollars, unless otherwise indicated)
GMV	3,903.7	2,905.6	12,687.7	9,665.8
GMV growth FX neutral (%)	29.2%	16.1%	26.8%	31.1%

Seasonality and quarterly operations results

Due to our transaction-based subscription model, similar to most retail businesses, we experience seasonal fluctuations in our net sales and operating results. Historically, we have generated higher net sales in the fourth quarter, which includes the “Black November” period in Brazil (a commercial sales season, a month-long, introduced by Brazilian ecommerce websites in 2010 and equivalent to Black Friday in the United States) and other ecommerce events in Latin American countries. The first quarter of the year is our slowest period, as the months of January, February and March correspond to vacation time in Brazil and other Latin American countries, and the first quarter is impacted by Carnival in Brazil.

The following table sets forth our unaudited quarterly consolidated statement of profit or loss data for each of the last eight quarters of the period ended December 31, 2022. The unaudited consolidated statement of profit or loss data below has been prepared on the same basis as the audited consolidated financial statements included elsewhere in this annual report on Form 20-F and, in our opinion, reflects all necessary adjustments, consisting only of ordinary course recurring adjustments, necessary to fairly and accurately state this information. These historical unaudited quarterly results of operations are not necessarily indicative of the results of operations for a full year or any future period. In particular, our quarterly results of operations have been positively affected by a significant growth in ecommerce sales in the markets in which we operate due to the widespread closure of brick-and-mortar stores and behavioral changes associated with social distancing as a result of the COVID-19 pandemic. This increase in sales has bolstered our total revenue, driven predominantly by increases in our customer sales and revenue. We believe that the expansion of ecommerce may normalize once the COVID-19 pandemic is sufficiently controlled, which may adversely affect our financial performance and operating metrics in the future. See below “—Impacts of the COVID-19 Pandemic.”

	For the three months ended (unaudited)
(in US$ millions)	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022

Subscription revenue	24.7	29.7	29.6	34.5	32.6	36.7	36.5	42.7
Services revenue	1.3	1.2	2.2	2.6	2.1	2.1	2.2	2.8
Total revenue	25.9	30.9	31.9	37.1	34.7	38.7	38.8	45.5
Subscription cost	(8.7)	(9.5)	(9.7)	(10.5)	(10.0)	(10.2)	(9.8)	(11.5)
Services cost	(2.1)	(2.8)	(3.1)	(3.3)	(2.6)	(2.8)	(2.9)	(3.1)
Total cost	(10.8)	(12.2)	(12.8)	(13.8)	(12.6)	(13.0)	(12.6)	(14.6)
Gross profit	15.1	18.7	19.1	23.4	22.1	25.7	26.1	30.9
Operating expenses
General and administrative	(7.2)	(7.8)	(9.9)	(6.9)	(6.9)	(7.4)	(6.9)	(7.1)
Sales and marketing	(11.0)	(15.7)	(19.3)	(17.5)	(17.9)	(21.3)	(16.2)	(12.4)
Research and development	(8.4)	(10.7)	(14.2)	(11.9)	(13.9)	(15.4)	(13.8)	(14.1)
Other income (losses)	(0.4)	(0.9)	0.0	(0.2)	0.0	(0.5)	(0.5)	(0.4)
Loss from operation	(12.0)	(16.4)	(24.4)	(13.1)	(16.7)	(18.9)	(11.3)	(3.0)
Financial result, net	(1.4)	(1.4)	(0.6)	(1.4)	(4.7)	(5.4)	(0.2)	2.7
Equity results	0.1	0.1	0.2	0.2	0.2	0.3	0.3	0.3
Income (loss) before income tax	(13.3)	(17.6)	(24.8)	(14.3)	(21.2)	(24.1)	(11.2)	0.0
Income tax	0.8	2.1	2.8	3.7	2.1	2.6	(0.3)	(0.3)
Net loss for the period	(12.5)	(15.5)	(22.0)	(10.6)	(19.1)	(21.5)	(11.5)	(0.3)
Earnings (loss) per share
Basic and diluted earnings (loss) per share (US$)	(0.07)	(0.09)	(0.12)	(0.06)	(0.10)	(0.11)	(0.06)	(0.00)

The following table sets forth selected consolidated profit (loss) statements data for each of the periods indicated as a percentage of total revenue.

	For the three months ended (unaudited)
	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022

Total revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Subscription cost	(33.6)%	(30.6)%	(30.6)%	(28.2)%	(28.8)%	(26.3)%	(25.2)%	(25.3)%
Services cost	(8.1)%	(8.9)%	(9.6)%	(8.9)%	(7.5)%	(7.3)%	(7.4)%	(6.8)%
Total cost	(41.8)%	(39.6)%	(40.1)%	(37.1)%	(36.3)%	(33.6)%	(32.6)%	(32.1)%
Gross profit	58.2%	60.4%	59.9%	62.9%	63.7%	66.4%	67.4%	67.9%
Operating expenses
General and administrative	(27.9)%	(25.3)%	(31.2)%	(18.6)%	(19.9)%	(19.2)%	(17.9)%	(15.5)%
Sales and marketing	(42.6)%	(50.9)%	(60.7)%	(47.0)%	(51.6)%	(55.1)%	(41.7)%	(27.3)%
Research and development	(32.5)%	(34.6)%	(44.5)%	(32.1)%	(40.1)%	(39.8)%	(35.6)%	(30.9)%
Other income (losses)	(1.7)%	(2.8)%	0.0%	(0.6)%	0.0%	(1.2)%	(1.3)%	(0.9)%
Loss from operation	(46.4)%	(53.1)%	(76.5)%	(35.4)%	(48.1)%	(48.9)%	(29.1)%	(6.7)%
Financial result, net	(5.2)%	(4.4)%	(1.8)%	(3.7)%	(13.5)%	(14.0)%	(0.5)%	5.9%
Equity results	0.4%	0.5%	0.5%	0.5%	0.6%	0.7%	0.7%	0.8%
Income (loss) before income tax	(51.3)%	(57.0)%	(77.7)%	(38.6)%	(61.1)%	(62.2)%	(28.9)%	0.1%
Income tax	3.2%	6.9%	8.8%	10.0%	6.1%	6.8%	(0.9)%	(0.8)%
Net loss for the period	(48.1)%	(50.1)%	(68.9)%	(28.6)%	(55.0)%	(55.4)%	(29.8)%	(0.7)%

The following table sets forth our Non-GAAP income (loss) from operations for each of the periods indicated:

	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022

Loss from operation	(12.0)	(16.4)	(24.4)	(13.1)	(16.7)	(18.9)	(11.3)	(3.0)
Share-based compensation expense	3.2	5.5	9.3	1.6	2.5	0.9	4.8	4.6
Amortization of intangibles related to acquisitions	0.3	0.5	0.5	0.8	0.5	0.6	0.5	0.5
Offering expenses ("IPO") (i)	-	-	1.3	-	-	-	-	-
Non-GAAP Income (Loss) from Operation	(8.5)	(10.4)	(13.3)	(10.9)	(13.7)	(17.4)	(6.0)	2.1

(i) Offering expenses ("IPO") are related to shares offered by the selling shareholders and other one-off IPO expenses.

Impacts of the COVID-19 pandemic

As a result of the COVID-19 pandemic, which was declared a global pandemic by the World Health Organization in March 2020, the ecommerce market experienced a surge in growth. Governments encouraged consumers to stay at home for extended periods of time, and retail purchases shifted from offline and brick-and-mortar purchases to online ecommerce, as companies accelerated the digitalization of their businesses. Consequently, ecommerce sales in our major markets have increased significantly. Our business responded to the shifting commerce dynamics and enabled our customers to rapidly scale and digitally transform their businesses during the COVID-19 pandemic. This increase in GMV of our customers has resulted in significant revenue growth for us, driven predominantly by increases in our transaction-based fees.

Even though the online purchasing trend demonstrated to have staying power through 2021 and 2022, we started to see a mean reversion towards the pre-pandemic ecommerce levels of growth. Our customer’s online channels experienced a decrease in growth rates, which affected our business growth, financial condition, and operating results. As the COVID-19 pandemic is increasingly controlled, we expect that the decrease in such growth rates will continue. While we believe that the structural shifts that favor ecommerce will continue as the world recovers from COVID-19, we do not expect to experience the same growth in our business going forward. For example, in the year ended December 31, 2022, our revenue increased 25.3% in U.S. dollars compared to 2021 (22.3% on an FX neutral basis), while revenues increased 27.5% in U.S. dollars (29.8% on an FX neutral basis) in December 31, 2021 compared to 2020. We expect that our total revenue may be subject to increased fluctuations in the near-term as a result. See note 19 for more details.

Components of our results of operations

The following is a summary of the principal line items comprising consolidated statements of profit or loss.

Total revenue

Our total revenue consists of (1) subscription and support revenue, arising from a multichannel cloud and SaaS-based platform focused on ecommerce; and (2) revenue from professional services and other, arising substantially from consulting services.

Subscription revenue

Subscription revenue consists of revenue derived from (1) a mix of transaction-based fees and fixed subscription fees, in each case derived from customers using our platform; (2) our SMB business; and (3) other business units that generate recurring revenue to us.

Transaction-based fees comprise (a) subscription fees charged to customers based on a percentage of the GMV or a fee per order processed on our platform; and (b) subscription fees charged to marketplace partners, payment providers, and any other services provided through our app store.

Fixed subscription fees comprise (a) yearly or multi-year upfront fees paid by merchants to reduce future variable fees. In case of early termination of the annual upfront fees, we refund merchants for the remaining term of the contract; and (b) fixed monthly fee for using our platform in any given month. Fixed fees are paid to us at the beginning of the applicable subscription period, regardless of the length of the subscription period. As subscription fees are received in advance of providing the related services, we record deferred revenue on our consolidated balance sheet for the unearned revenue and recognize revenue ratably over the related subscription period.

Services revenue

Services revenue consists primarily of revenue derived from consulting services which are recognized over time during the period that services are performed. Services revenue accounted for 6.1% of our revenue for the three months ended December 31, 2022, compared to 7.0% for the three months ended December 31, 2021. For the twelve months ended on December 31, 2022, the consulting services revenue accounted for 5.8% of our revenue, compared to 5.8% for the twelve months ended December 31, 2021.

Cost of revenue

Our total cost consists of (1) subscription cost; and (2) services cost.

Subscription cost of revenue

Subscription cost consists mainly of costs related to hosting related and customer support costs. The hosting related costs include third-party providers, software related platform operating costs, and compensation for our infrastructure team. Support costs are mostly driven by personnel cost, and represent expenses related to the support we provide to our customers.

Services cost of revenue

Services cost consist mainly of personnel costs and/or third-party expenses to provide the professional services advisory for a specific project of a customer project.

Operating expenses

Our operating expenses consist of general and administrative expenses, sales and marketing expenses, and research and development expenses.

General and administrative expenses consist primarily of (1) personnel-related expenses (including stock-based compensation) for our finance, support operation departments, legal and compliance teams; (2) corporate expenses; and (3) corporate overhead allocation. General and administrative expenses also include costs related to business acquisitions, legal and other professional services fees and depreciation and amortization. We expect administrative expenses to increase as a result of becoming a publicly traded company and compliance requirements derived from the Sarbanes-Oxley Act. Public company costs include expenses associated with annual and quarterly reporting, investor relations, register and transfer agent fees, incremental insurance costs, accounting and legal services, and other investments to strengthen corporate governance and internal controls.

Sales and marketing expenses consist primarily of (1) personnel-related expenses (including stock-based compensation) and commissions paid to the direct sales team, the success team, partnership sales team and sales enablement team; (2) travel-related expenses; (3) marketing and events expenses; (4) finder fee commissions; and (5) the allocation of corporate overhead. We plan to continue to incur sales and marketing expenses in the regions that we currently have a presence as well as in new regions over time in order to continue to enhance our brand awareness to attract new customers.

Research and development expenses consist primarily of (1) personnel-related expenses (including stock-based compensation) for product development, product management and product design; (2) software subscription costs related to the product; and (3) the allocation of corporate overhead. We expect to increase the research and development expenses to continue investing in product innovation, and in the development of new products.

Financial result, net

Financial result, net consists of financial income and financial expenses. Financial income consists of interest earned on financial instruments, foreign exchange gains, gains from fair value of financial instruments and other financial income. Finance expense consists mostly of foreign exchange losses, financial losses from fair value of derivative and financial instruments, interest on lease liabilities and adjustment of hyperinflation in Argentina.

Income tax

Provision for income taxes consists primarily of income taxes, current and deferred, in certain foreign jurisdictions in which we conduct business. The current and deferred income taxes are calculated based on the tax laws enacted or substantively enacted at the end of the reporting period in the countries in which we operate and generate taxable income. Our effective tax rate is mostly impacted by permanent book-to-tax differences and the lack of recognition of a deferred tax asset at the level of certain legal entities.

Historical consolidated results of operations

Comparison of results of operations for the three and twelve months ended December 31, 2022 and 2021

The following table sets forth our consolidated income statements for the three and twelve months ended December 31, 2022 and 2021. The period-to-period comparison of financial results is not necessarily indicative of future results.

	Three months ended (unaudited)		Twelve months ended
(in US$ thousands)	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Subscription revenue	42,732	34,529	148,475	118,466
Services revenue	2,753	2,587	9,145	7,307
Total revenue	45,485	37,116	157,620	125,773
Subscription cost (1)	(11,491)	(10,469)	(41,408)	(38,380)
Services cost (1)	(3,103)	(3,291)	(11,424)	(11,212)
Total cost	(14,594)	(13,760)	(52,832)	(49,592)
Gross profit	30,891	23,356	104,788	76,181
Operating expenses
General and administrative (1)	(7,052)	(6,913)	(28,348)	(31,889)
Sales and marketing (1)	(12,404)	(17,459)	(67,798)	(63,521)
Research and development (1)	(14,059)	(11,915)	(57,205)	(45,186)
Other losses	(402)	(211)	(1,356)	(1,514)
Loss from operation	(3,026)	(13,142)	(49,919)	(65,929)
Financial result, net	2,706	(1,369)	(7,631)	(4,644)
Equity results	347	190	1,106	587
Income (loss) before income tax	27	(14,321)	(56,444)	(69,986)
Income tax	(349)	3,696	4,025	9,472
Net loss for the period	(322)	(10,625)	(52,419)	(60,514)

(1) Includes stock-based compensation expenses as follows:

	Three months ended (unaudited)		Twelve months ended
(in US$ thousands)	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Subscription cost	(165)	(71)	(502)	(696)
Services cost	(88)	(79)	(156)	(377)
General and administrative	(1,476)	(1,008)	(4,366)	(7,087)
Sales and marketing	(1,142)	(610)	(2,885)	(5,529)
Research and development	(1,715)	176	(4,844)	(5,896)
Total	(4,586)	(1,592)	(12,753)	(19,585)

Total revenue

The components of our total revenue during the three and twelve-months period ended on December 31, 2022 and 2021 were as follows:

	Three months ended (unaudited)			Twelve months ended
(in US$ thousands, except percentages)	December 31, 2022	December 31, 2021	Variation	December 31, 2022	December 31, 2021	Variation
Subscription revenue	42,732	34,529	23.8%	148,475	118,466	25.3%
Services revenue	2,753	2,587	6.4%	9,145	7,307	25.2%
Total revenue	45,485	37,116	22.5%	157,620	125,773	25.3%

Total revenue for the three months ended December 31, 2022 was US$45.5 million, an increase of US$8.4 million, or 22.5% in US$ or 19.6% on an FX neutral basis, from US$37.1 million in the same period of 2021. The increase in total revenue was primarily driven by: an increase in GMV of 34.4% in US$ or 29.2% on an FX neutral basis to US$3.9 billion for the three months ended December 31, 2022, from US$2.9 billion in the same period of 2021, which also led to higher revenues from transaction-based fees as percentage of total subscription revenues and the expansion of our operations outside of Brazil.

Total revenue for the twelve months ended December 31, 2022 was US$157.6 million, an increase of US$31.8 million, or 25.3% in US$ or 22.3% on an FX neutral basis, from US$125.8 million in the same period of 2021. The increase in total revenue was primarily driven by: an increase in GMV of 31.3% in US$ or 26.8% on an FX neutral basis to US$12.7 billion for the twelve months ended December 31, 2022, from US$9.7 billion in the same period of 2021, which also led to higher revenues from transaction-based fees as percentage of total subscription revenues; (2) an increase of 6.0% in the number of active online stores using our platform during the year which we believe is mainly attributable to the impacts of the increased penetration of ecommerce accelerating the digitalization plan of enterprises as a result of changing end-consumer purchase behavior (to favor online purchases); and (3) the expansion of our operations outside of Brazil.

Total cost

The components of our total cost during the three and twelve-months periods ended on December 31, 2022 and 2021 were as follows:

	Three months ended (unaudited)			Twelve months ended
(in US$ thousands, except percentages)	December 31, 2022	December 31, 2021	Variation	December 31, 2022	December 31, 2021	Variation
Subscription cost	(11,491)	(10,469)	9.8%	(41,408)	(38,380)	7.9%
Services cost	(3,103)	(3,291)	(5.7)%	(11,424)	(11,212)	1.9%
Total cost	(14,594)	(13,760)	6.1%	(52,832)	(49,592)	6.5%

Total cost for the three months ended December 31, 2022 increased by US$0.8 million, or 6.1%, to US$14.6 million for the three months ended December 31, 2022 from US$13.8 million in the same period of 2021, principally due to an increase in IT & hosting expenses given the increased number of online stores and GMV processed on our platform.

Total cost for the twelve months ended December 31, 2022 increased by US$3.2 million, or 6.5%, to US$52.8 million for the twelve months ended December 31, 2022 from US$49.6 million in the same period of 2021, principally due to an increase in IT and hosting expenses, which increased by US$1.9 million, or 6.8%, to US$29.2 million in 2022 from US$27.4 million in 2021 given the increased number of online stores and GMV processed on our platform and an increase in expenses related to compensation of our infrastructure team.

Gross profit

As a result of the above, our gross profit increased by US$7.5 million, or 32.3% to US$30.9 million for the three months ended December 31, 2022 from US$23.4 million in the same period of 2021. As a percentage of our total revenue, our gross profit increased to 67.9% in the three months ended December 31, 2022 from 62.9% in the three months ended December 31, 2021, mainly due to operational hosting cost efficiencies.

Our gross profit increased by US$28.6 million, or 37.6% to US$104.8 million for the twelve months ended December 31, 2022 from US$76.2 million in the same period of 2021. As a percentage of our total revenue, our gross profit increased to 66.5% in the twelve months ended December 31, 2022 from 60.6% in the twelve months ended December 31, 2021, mainly due to operational hosting cost efficiencies.

Operating expenses

General and administrative

General and administrative expenses during the three and twelve-month period ended on December 31, 2022 and 2021 were as follows:

	Three months ended (unaudited)			Twelve months ended
(in US$ thousands,except percentages)	December 31, 2022	December 31, 2021	Variation	December 31, 2022	December 31, 2021	Variation
General and administrative	(7,052)	(6,913)	2.0%	(28,348)	(31,889)	(11.1)%
Percentage of total revenue	(15.5)%	(18.6)%	-	(18.0)%	(25.4)%	-

Our general and administrative expenses increased by US$0.1 million, or 2.0%, to US$7.1 million for the three months ended December 31, 2022 from US$6.9 million in the same period of 2021. Primarily due to an increase in compensation expense, which includes share-based compensation, that was mostly offset by a decrease in outsourcing expenses.

For the twelve months ended December 31, 2022, our general and administrative expenses decreased by US$3.5 million, or 11.1%, to US$28.3 million from US$31.9 million in the same period of 2021, primarily due to the decrease in outsourcing expenses as a result of the non-recurrence in 2022 of expenses with IPO readiness services and the decrease in expenses related to share-based compensation.

Sales and marketing

Sales and marketing expenses during the three and twelve-month ended on December 31, 2022 and 2021 were as follows:

	Three months ended (unaudited)			Twelve months ended
(in US$ thousands, except percentages)	December 31, 2022	December 31, 2021	Variation	December 31, 2022	December 31, 2021	Variation
Sales and marketing	(12,404)	(17,459)	(29.0)%	(67,798)	(63,521)	6.7%
Percentage of total revenue	(27.3)%	(47.0)%	-	(43.0)%	(50.5)%	-

Our sales and marketing expenses decreased by US$5.1 million, or 29.0%, to US$12.4 million for the three months ended December 31, 2022 from US$17.5 million for the three months ended December 31, 2021, primarily due to (1) the decrease in expenses related to compensation as our sales and marketing workforce decreased as a result of the Company’s efforts to optimize its structure, (2) decreased in marketing and events expenses and (3) decrease in expenses related to outsourcing.

For the twelve months ended December 31, 2022, our sales and marketing expenses increased by US$4.3 million, or 6.7%, to US$67.8 million from US$63.5 million for the same period of 2021, primarily due to the investments we made in the first half of the 2022, partially offset by the reduction of our Sales and Marketing headcount, made on the second half of 2022. Although our Sales and Marketing workforce decreased, we will continue to invest in new regions in the Latin America region, such as Mexico, as well as other geographies, including Europe and the United States.

Research and development

Research and development expenses during the three and twelve-month period ended on December 31, 2022 and 2021 were as follows:

	Three months ended (unaudited)			Twelve months ended
(in US$ thousands, except percentages)	December 31, 2022	December 31, 2021	Variation	December 31, 2022	December 31, 2021	Variation
Research and development	(14,059)	(11,915)	18.0%	(57,205)	(45,186)	26.6%
Percentage of total revenue	(30.9)%	(32.1)%	-	(36.3)%	(35.9)%	-

Our research and development expenses increased by US$2.1 million, or 18.0% to US$14.1 million for the three months ended December 31, 2022 from US$11.9 million for the three months ended December 31, 2021, primarily due to the increase in expenses related to share-based compensation and outsourcing expenses.

For the twelve months ended December 31, 2022, our research and development expenses increased by US$12.0 million, or 26.6%, to US$57.2 million from US$45.2 million for the same period of December 31, 2021, primarily due to the investments we made in the first half of the 2022, partially offset by the reduction of our R&D headcount, made on the second half of 2022.

Financial result, net

The components of our financial results during the three and twelve months ended on December 31, 2022 and 2021 were as follows:

	Three months ended (unaudited)			Twelve months ended
(in US$ thousands, except percentages)	December 31, 2022	December 31, 2021	Variation	December 31, 2022	December 31, 2021	Variation
Financial income	7,645	2,295	233.1%	23,770	7,414	220.6%
Financial expense	(4,939)	(3,664)	34.8%	(31,401)	(12,058)	160.4%
Financial result, net	2,706	(1,369)	(297.7)%	(7,631)	(4,644)	64.3%

Our financial result amounted to an revenue of US$2.7 million for the three months ended December 31, 2022, compared to an expense of US$1.4 million for the three months ended December 31, 2021.

Our financial result amounted to an expense of US$7.6 million for the twelve months ended December 31, 2022, compared to an expense of US$4.6 million for the twelve months ended December 31, 2021.

Explanations for the variations in the above referred period are set forth below:

Financial income

Financial income increased by US$5.4 million, or 233.1%, to US$7.6 million for the three months ended December 31, 2022 from US$2.3 million for the three months ended December 31, 2021, mainly due to (1) an increase in marketable securities and short term investments gains to US$3.8 million in December 31, 2022 from US$1.4 million in December 31, 2021 and; (2) an increase in interest earned on bank deposits of US$2.0 million in December 31, 2022.

Financial income increased by US$16.4 million, or 221.0%, to US$23.8 million in 2022 from US$7.4 million in 2021, mainly due to (1) an increase in marketable securities and short term investments gains to US$9.1 million in December 31, 2022 from  US$1.6 million in December 31, 2021; (2) gains from fair value of financial instruments to US$4.8 million in December 31, 2022 from  US$2.3 million in December 31, 2021 and; (3) an increase in foreign exchange gains to US$7.3 million in December 31, 2022 from US$3.0 million in December 31, 2021.

Financial expense

Financial expense increased by US$1.3 million, or 34.8%, to US$4.9 million for the three months ended December 31, 2022 from US$3.7 million for the three months ended December 31, 2021, mainly due to (1) mark-to-market losses given rising interest rates affected our cash, marketable securities and short-term investments; (2) an increase in foreign exchange losses to US$2.9 million in December 31, 2022 from US$1.1 million in December 31, 2021.

Financial expense increased by US$19.3 million, or 160.4%, to US$31.4 million in 2022 from US$12.0 million in 2021, mainly due to (1) mark-to-market losses given rising interest rates affected our cash, marketable securities and short-term investments; (2) an increase in foreign exchange losses to US$8.5 million in December 31, 2022 from US$4.2 million in December 31, 2021, and; (3) an increase in adjustment of hyperinflation to US$5.2 million in December 31, 2022 from US$2.3 million in December 31, 2021.

The following tables show the unrealized gain and loss position recorded in our Balance Sheet as at December 31, 2022 and December 31, 2021:

	As at December 31, 2022 (unaudited)

	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Short-term investments	208,177	1,013	(5,145)	204,045

	As at December 31, 2021 (unaudited)

	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Short-term investments	176,775	540	(124)	177,191

Net loss for the period

As a result of the above, our net loss amounted to US$0.3 million for the three months ended December 31, 2022, compared to US$10.6 million for the three months ended December 31, 2021.

As a result of the above, our net loss amounted to US$52.4 million for the twelve months ended December 31, 2022, compared to US$60.5 million for the twelve months ended December 31, 2021.

Consolidated statements of cash flows

The following table sets forth certain consolidated cash flow information for the periods indicated:

	For the twelve months ended
(in US$ thousands, except percentages)	December 31, 2022	December 31, 2021
Net cash used in operating activities	(29,222)	(52,991)
Net cash used in investing activities	(43,379)	(166,781)
Net cash provided by (used in) financing activities	(19,580)	283,683
Net increase (decrease) in cash and cash equivalents	(92,181)	63,911

Net cash provided by (used in) operating activities

For the year ended December 31, 2022, net cash used in operating activities decreased by  US$23.8  million to  US$29.2  million of net cash used in operating activities in the year ended December 31, 2022 from  US$53.0 million of net cash used in operating activities in the year ended December 31, 2021, primarily as a result of:

●	a decrease in net loss of the year to US$52.4 million for the year ended December 31, 2022, from a net loss of the year of US$60.5 million for the year ended December 31, 2021;

●
changes in operating assets which consisted mainly of an increase in trade receivables in the amount of US$3.6 million for the year ended December 31, 2022, compared to an increase of US$16.7 million for the year ended December 31, 2021, and a decrease in prepaid expenses in the amount of US$3.9 million for the year ended December 31, 2022, compared to an increase of US$2.7 million for the year ended December 31, 2021. This was partially offset by:

●
changes in operating liabilities which consisted mainly of US$1.2 million increase in deferred revenue for the year ended December 31, 2022, compared to an increase of US$12.3 million for the year ended December 31, 2021, and an decrease in taxes payable in the amount of US$1.5 million for the year ended December 31, 2022, compared to an increase of US$3.1 million for the year ended December 31, 2021.

Net cash provided by (used in) investing activities

For the year ended December 31, 2022, net cash used in investing activities decreased by US$123.4 million of net cash used to US$43.4 million in the year ended December 31, 2022, from US$166.8 million in the year ended December 31, 2021, primarily as a result of (1) a decrease in the purchase of short term investment to US$111.6 million for the year ended December 31, 2022, from US$177.8 for the year ended December 31, 2021; and (2) an increase in the redemption of short-term investments to US$78.0 million for the year ended December 31, 2022, from US$17.9 for the year ended December 31, 2021.

Net cash provided by (used) in financing activities

Net cash used in financing activities amounted to US$19.6 million for the year ended December 31, 2022 from a net cash provided by financing activities of US$283.7 million for the year ended December 31, 2021. The change in net cash from financing activities is primarily attributable to (1) decrease in equity raises, which decreased to nil for the year ended December 31, 2022 from US$296.3 million for the year ended December 31, 2021 as a result of the consummation of our initial public offering; and (2) increase in cash used to buy back shares,  to US$12.8 million for the year ended on December 31, 2022 from US$2.4 million for the year ended on December 31, 2021, as part of our repurchase of shares program, partially offset by a decrease in payment of loans and financing to US$2.7 million for the year ended December 31, 2022, from US$10.9 million for the year ended December 31, 2021.

Capital expenditures

Our capital expenditures, consisting of purchase of property and equipment and intangible assets, for the twelve months ended December 31, 2022 and 2021, amounted to US$0.3 million and US$1.8 million, respectively, representing 0.2% and 1.4% of our total revenue for the twelve months ended December 31, 2022 and 2021, respectively.

For 2023, we expect to maintain the capital expenditures as a percentage of our total revenue in line with the ratios we delivered in 2022. We expect to meet our capital expenditure needs for at least the next 12 months from our net cash provided by operating activities and our existing cash and cash equivalents.

Off-balance sheet arrangements

As of  December 31, 2022, we did not have any off-balance sheet arrangements.

Quantitative and qualitative disclosures about market risk

We are exposed to market risks in the ordinary course of our business, including the effects of foreign currency fluctuations, derivative financial instruments, credit risk and liquidity risk. Information relating to quantitative and qualitative disclosures about these market risks is described below:

Interest rate risk

The interest risk arises from the possibility of us incurring losses due to fluctuations in interest rates in respect of fair value of future cash flows of a financial instrument.

Our exposure to market risk for changes in interest rates relates primarily to our cash, cash equivalents, restricted cash, marketable securities and short-term investments. Our investments are made for capital preservation purposes, and we do not enter into investments for trading or speculative purposes. Our trade receivables account payable, and other liabilities do not bear interest.

Our cash, cash equivalents, restricted cash, marketable securities and short-term investments consist primarily of interest-bearing accounts held by our parent company in USD. Such interest-earning instruments carry a degree of interest rate risk. To minimize interest rate risk, we intend to maintain our portfolio of cash equivalents in a variety of investment-grade securities, which may include commercial papers, money market funds, and government and non-government debt securities. Because of the short-term maturities of our cash, cash equivalents, restricted cash, and marketable securities, as of December 31, 2022, we are not materially exposed to the risk of changes in market interest rates.

Foreign currency exchange risk

We have significant operations internationally that are denominated in foreign currencies. Our exposure to foreign exchange risk is primarily related to fluctuations between the U.S. Dollar and the Latin American countries in which we operate (primarily the Brazilian real, Argentine peso, Colombian peso and Chilean peso). We transact business in various foreign currencies and have significant international revenues and costs. Our cash flows, results of operations and certain of our intercompany balances are exposed to foreign exchange rate fluctuations that may differ materially from expectations. We may record significant gains or losses due to foreign currency fluctuations and related hedging activities.

Our subsidiaries generate revenues and incur most of their expenses in the respective local currencies of the countries in which they operate. As a result, our subsidiaries use their local currency as their functional currency. In the years ended December 31, 2022 and December 31, 2021, 15.6% and 17.3% of our revenues were denominated in, or linked to, U.S. dollars, respectively. As of December 31, 2022 and December 31, 2021, our assets were represented by 66.1% and 69.6% in U.S. dollars, 33.9% and 30.4% in other currencies. As of December 31, 2022 and December 31, 2021, our liabilities, excluding our total shareholders’ equity, were represented by 13.2% and 16.9% in U.S. dollars, 86.8% and 83.1% in other currencies.

We are exposed to foreign exchange fluctuations on the revaluation of foreign currency assets and liabilities. We use foreign exchange derivative products to hedge intercompany loans, and debt for operational purposes. By their nature, derivative financial instruments involve risk, including the credit risk of non-performance by counterparties. We use derivatives for hedging purposes and not as speculative investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 02, 2023

VTEX

By:	/s/ Ricardo Camatta Sodre

Name:	Ricardo Camatta Sodre
Title:	Chief Financial Officer